August 29, 2019

Christopher A. Wilson
General Counsel, Vice President & Secretary
General Finance Corporation
39 East Union Street
Pasadena, California 91103

       Re: General Finance Corporation
           Amendment No. 1 to Registration Statement on Form S-3
           Filed August 13, 2019
           File No. 333-227399

Dear Mr. Wilson:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2018 letter.

Amendment No. 1 to Form S-3 filed August 13, 2019

General

1. It appears you do not meet the conditions prescribed under Rules 3-01(c) and 3-12(b). As such, audited financial statements for your fiscal year ended June 30, 2019, are required prior to effectiveness. Refer to Section 223.01 of the Compliance and Disclosure
       Interpretations for Securities Act Forms.
 Christopher A. Wilson
FirstName LastNameChristopher A. Wilson
General Finance Corporation
Comapany NameGeneral Finance Corporation
August 29, 2019
Page 2
August 29, 2019 Page 2
FirstName LastName
       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood,
Staff Attorney, at (202) 551-3345 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction